Exhibit 12.1

Statement of Computation of Ratios

The following illustrates the computation of the ratio of earnings to fixed charges:

	Historical					Pro Forma	Historical	Pro Forma
	Year Ended December 31,						Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004	2004
	(dollars in thousands)
Fixed Charges:
Interest on debt and capitalized leases	$9,873	$7,926	$6,706	$18,568	$41,971	$91,319	$9,863	$22,484
Amortization of debt discount and expense	572	1,159	1,945	3,765	6,699	3,412	406	(671)
Interest element of rentals*	3,572	3,698	3,484	4,255	9,506	12,102	2,710	3,313
Investee’s fixed charges	241	487	—	—	—	—	—	—

Total Fixed Charges	$14,258	$13,270	$12,135	$26,588	$58,176	$106,833	$12,979	$25,126

Earnings:
Net income (loss)	$68,018	$15,301	$(93,902)	$40,683	$184,327	$194,731	$49,893	$40,831
Add back:
Loss (income) from discontinued operations	(6,413)	(4,712)	117,875	—	—	—	—	—
Income tax provision	43,522	6,770	13,613	26,131	113,336	124,980	30,710	25,980
Loss on equity method investment	3,329	5,741	—	—	—	—	—	—
Fixed charges less interest capitalized	14,244	13,065	12,135	26,588	58,176	106,833	12,979	25,126

Total Earnings	$122,700	$36,165	$49,721	$93,402	$355,839	$426,544	$93,582	$91,937

Ratio of Earnings to Fixed Charges	8.5x	2.7x	4.1x	3.5x	6.1x	4.0x	7.2x	3.7x

*	We determined the interest component of rent expense to be 10%.